CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

Drill Hole Chemistry at West McArthur Project Enhances Uranium Target

Vancouver, Canada, June 19th, 2012 -  CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce assay and trace element geochemistry results for the Grid 5 winter drilling program at its West McArthur project, a 50/50 joint venture between the Company and MC Resources Canada Ltd., a subsidiary of Japan’s Mitsubishi Corporation (See also News Release - April 13th, 2012).  The seven drill holes  completed during the program, comprising total drilling of  6,421.5 metres, tested targets along six kilometres of conductive trends located immediately SW of the new uranium discovery at Read Lake (See Cameco’s website description of its Read Lake project and Saskatchewan Geological Assessment  Report #74H-0065).

West McArthur Project
GRID 5
Epp Lake
Susan Lake
Fox Lake
Hughes Lake
McArthur River Mine
RL107
C10 Conductor
WMA034
WMA028
WMA033
WMA027
WMA032
WMA029
WMA030
Read Lake Project
(Cameco)
Legend
Winter 2012 Drill Holes
Fox Lake Discovery Hole RL107
MLEM Conductors
Claim Boundary
Lakes
Background: Magnetic Derivative
TMI
-468.5 -246.4 -140.1 -33.7 81.0
0 1 2 4
Kilometres
CanAlaska Uranium Ltd.
Mitsubishi Corporation
West McArthur Project
Grid 5: Winter 2012 Drill Holes, Conductors and Magnetics
UTM NAD 83, Zone 13
NTS: 074H11, H14
Scale: 1: 100 000
Fig No: 1
Date: May 31, 2012
Drawn by: GRB
WMA 10 04 12
105°20'0"W
105°10'0"W
57°45'0"N
57°40'0"N

Drill holes WMA028 and WMA034 produced very positive results for uranium. Both intersected parts of a highly-altered graphitic pelite unit and are thought to be within 50 metres of the targeted conductor, which was identified from the down-hole geophysical surveys.

The targets generated at the eastern end of Grid 5 matched and extended a historical conductor, which was drill-tested by Uranerz in 1989.  Neither of the two historical drill holes intersected their targeted basement conductor, but, significantly, contained dravite clay and pyrite along with narrow, steep, clay rich fault gouges/breccia in the top 350-400 metres of the sandstone column.  In one historical hole, the upper 400 metres of sandstone showed anomalous uranium and trace elements.  Drill holes WMA028 and WMA034 are located in this area.  Both show deep alteration into the basement rocks, indicating and confirming a substantial hydrothermal alteration system.

Drill hole WMA028 intersected a series of fracture zones and faults between 80 metres and 335 metres above the unconformity, and a geochemical halo (U, As, Ni) reaching 23 metres above the unconformity In drill hole WMA034, the geochemical halo extended 360 metres above the unconformity (U, B, As, Ni, Cu in the first 125 metres, followed by As only for the next 235 metres).  Below the unconformity, WMA028 and WMA034 intercepted multiple graphitic pelites and semi-pelites, with up to 35% disseminated graphite, as well as graphite- rich breccia zones with up to 60% graphite in the matrix.  The borehole EM surveys indicate that neither of these holes intercepted the main conductor on which they were targeted.

News Release	Page 1	June 19th, 2012

CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

NW
A
Drill Hole WMA028
Approx 350m to collar
A'
SE
Athabasca Sandstone
MFc
MFb
Read
Unconformity
Unconformity
Basement Metasediments
Pelite
Semi-Pelite
Pelite
200 m a.s.l.
100 m a.s.l.
0 m a.s.l.
-100 m a.s.l.
-200 m a.s.l.
As: 1.3 - 2 ppm
Ni: 2.5 - 5 ppm
Elevated Uranium, Arsenic, Nickel Halo
U > 0.7 ppm
As > 2 ppm
Ni > 5 ppm
Extends 25 metres above the UC
Borehole EM Conductor
20-30m South of Hole
Uranium Intercepts
1.0m @ 0.02 U_3O_8%
0.5m @ 0.03 U_3O_8%
0
50
100
200
Metres
EL-06
(1989)
EL-07
(1989)
WMA028
WMA034
WMA033
WMA032
WMA029
WMA027
WMA030
Drill Hole Location & Conductors
Plan View with Magnetics Background
0
0.5
1
2
Kilometres
Legend
Fault
Steeply Dipping N-S
Fracture Zone
Graphitic Zone
CanAlaska Uranium Ltd.
Mitsubishi Corporation
West McArthur Project
Drill Hole WMA028
Lower Sandstone Section
Scale: 1:4000
Fig No:
2
Date: May 31, 2012
Drawn by: GRB
WMA May 2012

Drill hole WMA028 (see Figure 2) shows a series of fracture zones and faults from 450 metres to 730 metres down-hole, associated with hydrothermal bleaching.  The last 25 metres of sandstone are enriched in uranium, arsenic and nickel associated with Mg-chlorite and sudoite alteration.  The basement rocks are clay altered.  A radioactive peak of 1,220 cps (counts per second) in probing at 786.55 metres corresponds to one metre at 0.014 % U3O8, associated with anomalous nickel, arsenic, cobalt, copper, and gold values (see table).  A radioactive peak of 1,165 cps occurs at 790.4 metres.  This assayed 0.030 % U3O8 over 0.5 metres.  The borehole EM survey indicates that any follow-up drilling should target the main graphitic unit which is imaged just to the south of the intersection.

News Release	Page 2	June 19th, 2012

CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

Drill hole WMA034 (see Figure 3) has a strong geochemical halo combining uranium, nickel copper, and arsenic which reaches 360 metres above the unconformity.  It also shows stronger hydrothermal alteration signature in the last 20 metres of sandstone, but less structural disturbance than drill hole WMA028.  The strong geochemical halo at the base of the sandstone is associated with bleaching, disseminated and sooty pyrite and faulting.

The basement rocks in drill hole WMA034 contain graphitic pelites, but the borehole EM survey indicates the target is 50 metres north of the drill hole.  A radioactive peak just below the unconformity corresponds to 0.5 metres at 0.013 % U3O8 in a six metre zone of metal enrichment (nickel, arsenic, cobalt, and copper) starting immediately below the unconformity.  There is a 6-metre zone of graphitic breccia with multiple fracture events from 929.3 to 935.3 metres and clay (kaolinite) alteration to the bottom of the hole.

NW
B
Drill Hole WMA034
Approx 370m to collar
B'
SE
200 m a.s.l.
100 m a.s.l.
0 m a.s.l.
-100 m a.s.l.
-200 m a.s.l.
Athabasca Sandstone
MFc
MFb
As: 1 - 2.4 ppm
252 metres
U: 0.8 ppm
18 metres
Read
U: 0.7 - 1.0ppm
Cu: 4.0 - 10.0ppm
Unconformity
Unconformity
Basement Metasediments
Pelite
Semi-Pelite
Pelite
Elevated Uranium, Copper, Nickel Halo
U > 0.7 ppm
Cu > 10 ppm
Ni > 5 ppm
Extends 35 metres above the UC
Uranium Intercepts
0.5m @ 0.01 U3O8%
Borehole EM Conductor
40-60m North of Hole
0 50 100 200
Metres

EL-06
(1989)
EL-07
(1989)
WMA028
WMA034
WMA033
WMA032
WMA027
WMA029
WMA030
Drill Hole Location & Conductors
Plan View with Magnetics Background
0 0.5 1 2
Kilometres

Legend

- Fault Steeply Dipping N-S
- Fracture Zone
- Graphitic Zone

CanAlaska Uranium Ltd.

Mitsubishi Corporation

West McArthur Project

Drill Hole WMA034
Lower Sandstone Section

		Scale: 1:4000	Fig No: 3
Date: May 31, 2012	Drawn by: GRB	WMA May 2012

News Release	Page 3	June 19th, 2012

CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

Table 1: Selected Assay Results

Mineralized Intersections

Geochemical Haloes

Dr. Karl Schimann, CanAlaska’s VP - Exploration commented: “The Winter 2012 drilling at West McArthur  confirmed graphitic basement targets on Grid 5.  Graphitic units were intersected in two of the seven holes drilled and observed in borehole EM in four other holes.  Drill hole WMA033 was too highly-altered and fractured to conduct a borehole EM survey.  Significant hydrothermal alteration is present in drill holes WMA028 and WMA034, and further drilling close to the existing intersections is warranted.  Drill hole WMA034 has an impressive geochemical halo that reaches 360 metres above the unconformity into the Athabasca sandstone.”

All of the samples from the West McArthur project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  All samples were analyzed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.

Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

News Release	Page 4	June 19th, 2012

CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$85 million exploring its properties and has delineated multiple uranium targets.

For more information, visit www.canalaska.com

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo., President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Director & V.P. - Corp. Dev. Tel: +1.604.688.3211 x318 Email: info@canalaska.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 5	June 19th, 2012